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                              October 5, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 25,
2023
                                                            File No. 001-40916

       Dear David Gow:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement filed September 25, 2023

       The Background of the Business Combination: SportsMap Tech Acquisition Corp. and Infrared
       Cameras Holdings, Inc., page 118

   1. Please revise your discussion of the background of the business combination to include additional detail about
the Transaction-Related RSUs, including the relevant positions of and any negotiations
between the parties with respect to the terms of the RSUs, how the parties arrived at
issuing "Pre-Closing" and "New" RSUs, and the purpose of the
                                                        Transaction-Related
RSUs.
       The Background of SportsMap's Interaction with ICI, page 120

   2. We note your revised disclosure in response to our prior comment 2, which we reissue in part. We refer to your
disclosure on page 124 that the leading ecommerce company that conducted a pilot
project with ICI's solution is "one of ICI's largest customers," that ICI has begun to receive
purchase orders to add ICI's solution to such customer's additional locations, and that the
ongoing expansion with this customer is a "key component of ICI's forecasted growth and
revenue." Please clarify whether ICI has entered into any
 David Gow
SportsMap Tech Acquisition Corp.
October 5, 2023
Page 2
         agreements with such ecommerce customer to date, and if so, please provide a brief description of the material terms of any such agreements. Please also expand your disclosure relating to of the potential revenue impact if the ecommerce and automaker customers were to expand use of ICI's solution from the pilot locations to all or nearly all of its distribution and fulfillment centers and/or sites, as applicable.
Certain Forecasted Financial Information for ICI, page 134

3. We note your response to comment four. Your revised disclosures indicate that of the
         $22.1 million in projected NTM revenue between devices and software, approximately
         20% or $4.4 million is supported by formal or informal customer commitments that existed prior to June 30, 2023. However, the disclosures above broken down by SaaS and device revenue indicates a higher amount is supported by formal or informal commitments. For example, just in your discussion of device revenue, $4.7 million of the
         $16.4 million relates to specific, already-agreed upon expansions with
ICI   s industrial
         Launch Customers. Please reconcile your disclosures as necessary. In addition, please expand your disclosure to explain how the formal commitments differ from the informal commitments and the extent to which the total is comprised of informal commitments.
Critical Accounting Policies and Estimates, page 202

4.       We note your response to comment eight. Please address the following:

                As previously requested, please disclose the amount of inventory that was older than one year as of the latest balance sheet date. If your recoverability estimates are materially impacted by current purchase orders, then please clarify for readers how the volume and pricing of such orders impacted your analysis. Your disclosure should also clearly identify any known business, competitive and economic factors that have materially hindered your ability to sell your inventory in 2022 and 2023;
              and

              With a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional material inventory obsolescence
            charges, please disclose any key assumptions used in measuring charge, a discussion
            of the degree of uncertainty associated with key assumptions (e.g., the valuation
            model assumes recovery from a business downturn within a defined period of time),
            and a description of potential future events and/or changes in circumstances that
            could reasonably be expected to negatively affect the key
assumptions and result in
            additional charges.
FirstName LastNameDavid Gow
5. We note your response to comment nine. As previously requested, please disclose a
Comapany    NameSportsMap
       tabular  presentation ofTech  Acquisition
                                activity          Corp. allowance for each
period presented so
                                         in your inventory
Octoberthat readers
         5, 2023    can2better assess the accuracy of management's estimates.
                  Page
FirstName LastName
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany
October    NameSportsMap Tech Acquisition Corp.
        5, 2023
October
Page 3 5, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Ralph de Martino, Esq.